UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Syd Ghermezian
                              Regent Venture V LLC
                           9510 West Sahara, Suite 200
                             Las Vegas, Nevada 89117
                                 (702) 430-5800

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                February 14, 2008
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
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CUSIP NO 727659104                       Page 2 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syd Ghermezian
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              None
       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              8,170,100
    REPORTING PERSON    --------------------------------------------------------
          WITH          9     SOLE DISPOSITIVE POWER

                              None
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,170,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,170,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.5% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP NO 727659104                       Page 3 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Braesridge Energy LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              None
       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              8,170,100
    REPORTING PERSON    --------------------------------------------------------
          WITH          9     SOLE DISPOSITIVE POWER

                              None
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              8,170,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,170,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.5% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

      This Amendment No. 9 ("Amendment No. 9") to Schedule 13D, filed by Syd Ghermezian and Braesridge Energy LLC ("BEL") is filed pursuant to a Joint Filing Agreement filed as an exhibit herewith. This Amendment No. 9 ("Amendment No. 9") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and BEL, as previously amended and supplemented, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer") to report the resignation of Mr. Kostiner as manager of BEL and appointment of Mr. Ghermezian as manager. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 2. Identity and Background

      Item 2 of this Schedule 13D is hereby amended and restated as follows:

      (a) - (c) This Schedule 13D is being filed by Syd Ghermezian and BEL. BEL is a Delaware limited liability company. BEL is owned as follows: Barry Kostiner (28%), Regent Venture V LLC (70%) and others (2%). On February 14, 2008, Mr. Kostiner resigned from his position as the manager of BEL. Mr. Ghermezian has been appointed to replace Mr. Kostiner as the new manager of BEL. As the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, Mr. Ghermezian may be deemed to beneficially own the Common Stock held by BEL. Mr. Ghermezian, in his individual capacity, does not beneficially own any Common Stock.

      Mr. Ghermezian is an investor, with emphasis in real estate, stocks and bonds. His principal business address is c/o Regent Venture V LLC 9440 West Sahara, Suite 240, Las Vegas, NV 89117.

      BEL has its principal offices at 9440 West Sahara, Suite 240, Las Vegas, NV 89117. As its principal business, BEL is engaged in energy investing.

      Regent Venture V LLC ("Regent") is a Nevada limited liability company with principal offices at 9440 West Sahara, Suite 240, Las Vegas, NV 89117. The principal business of Regent is energy investing. Regent is managed by Mr. Ghermezian. The ultimate economic interest in Regent is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. Mr. Ghermezian and the other members of the Ghermezian family are Canadian citizens, with principal business interests in Canadian and U.S. real estate and other ventures.

      (d) - (e) None of BEL, Regent nor Mr. Ghermezian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of BEL, Regent nor Mr. Ghermezian has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

      (f) Mr. Ghermezian is a Canadian citizen.

Item 5. Interest in Securities of the Issuer

      (a) (i) Mr. Ghermezian does not, in his individual capacity, own any Common Stock or Warrants.

            (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 4,715,300 Warrants (which are immediately exercisable), representing approximately 30.5% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,070,762 shares of Common Stock outstanding as of February 14, 2008. Mr. Ghermezian, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL.

      (c) (i) No trades were made by Mr. Ghermezian of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

            (ii) No trades were made by BEL of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement, dated as of February 15, 2008, between Syd Ghermezian and Braesridge Energy LLC.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 15, 2008


                                        By: /s/ Syd Ghermezian
                                            ------------------


                                        BRAESRIDGE ENERGY LLC

                                        By: /s/ Syd Ghermezian
                                            ------------------
                                            Name: Syd Ghermezian
                                            Title: Manager

                                    Exhibit 1

                             Joint Filing Agreement

This will confirm the agreement by and between the undersigned that the Schedule 13D, as amended, filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par vale $.0001 per share, of Platinum Energy Resources, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 15, 2008


                                        By: /s/ Syd Ghermezian
                                            ------------------------------


                                        Braesridge Energy LLC

                                        By: /s/ Syd Ghermezian
                                            ------------------------------
                                            Name: Syd Ghermezian
                                            Title: Manager